Exhibit 99.2
MANAGEMENT'S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The management of Crescent Point Energy Corp. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to determine that the consolidated financial statements are presented fairly in all material respects.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.
The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Audit Committee meets regularly with management and PricewaterhouseCoopers LLP to review and approve the consolidated financial statements. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has developed and maintains an extensive system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2017. The assessment was based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control - Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Management concluded that this system of internal controls was effective as of December 31, 2017. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation and the United States Sarbanes - Oxley Act of 2002.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants who also audited the Company's consolidated financial statement for the year ended December 31, 2017, has audited the the effectiveness of the Company's internal control over financial reporting as at December 31, 2017.

Scott Saxberg President and Chief Executive Officer	Ken Lamont Chief Financial Officer

February 28, 2018

CRESCENT POINT ENERGY CORP.	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Crescent Point Energy Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Crescent Point Energy Corp. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statement of comprehensive income, of changes in shareholder’s equity and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report On Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Calgary, Alberta, Canada
February 28, 2018

We have served as the Company’s auditor since 2001.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$ millions)	Notes	2017	2016
ASSETS
Cash		62.4	13.4
Accounts receivable		380.2	335.7
Prepaids and deposits		4.5	5.3
Derivative asset	24	35.8	49.1
Assets held for sale	9	26.4	—
Total current assets		509.3	403.5
Long-term investments	5	72.6	35.8
Derivative asset	24	246.9	340.3
Other long-term assets	6	34.5	36.7
Exploration and evaluation	7, 8	634.9	498.1
Property, plant and equipment	8, 9	14,062.4	14,174.9
Goodwill	10	251.9	251.9
Deferred income tax		192.8	422.4
Total assets		16,005.3	16,163.6
LIABILITIES
Accounts payable and accrued liabilities		613.3	647.2
Dividends payable		16.8	16.3
Current portion of long-term debt	12	63.8	90.6
Derivative liability	24	107.3	64.7
Other current liabilities	11, 14	57.7	23.7
Liabilities associated with assets held for sale	14	4.6	—
Total current liabilities		863.5	842.5
Long-term debt	12	4,047.2	3,730.1
Derivative liability	24	16.6	3.0
Other long-term liabilities	13, 22	54.0	54.6
Decommissioning liability	14	1,310.5	1,290.7
Deferred income tax		550.6	651.5
Total liabilities		6,842.4	6,572.4
SHAREHOLDERS’ EQUITY
Shareholders’ capital	15	16,489.6	16,400.2
Contributed surplus		72.9	110.6
Deficit	16	(7,751.8)	(7,432.1)
Accumulated other comprehensive income		352.2	512.5
Total shareholders' equity		9,162.9	9,591.2
Total liabilities and shareholders' equity		16,005.3	16,163.6
Commitments (Note 26)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors:

Gerald A. Romanzin Director	Laura A. Cillis Director

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31
(Cdn$ millions, except per share amounts)	Notes	2017	2016
REVENUE AND OTHER INCOME
Oil and gas sales		3,303.1	2,548.5
Royalties		(472.2)	(363.9)
Oil and gas revenue		2,830.9	2,184.6
Derivative losses	18, 24	(62.4)	(238.1)
Other income (loss)	19	27.8	(6.6)
		2,796.3	1,939.9
EXPENSES
Operating		807.2	691.9
Transportation		133.8	130.0
General and administrative		98.0	100.9
Interest on long-term debt		162.3	158.2
Foreign exchange gain	20	(215.7)	(131.3)
Share-based compensation	22	62.0	57.7
Depletion, depreciation, amortization and impairment	7, 9	1,741.4	2,220.1
Accretion	13, 14	30.9	26.2
		2,819.9	3,253.7
Net income (loss) before tax		(23.6)	(1,313.8)

Tax expense (recovery)
Current	21	(1.7)	0.2
Deferred	21	102.1	(381.3)
Net income (loss)		(124.0)	(932.7)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(160.3)	(59.3)
Comprehensive income (loss)		(284.3)	(992.0)

Net income (loss) per share	23
Basic		(0.23)	(1.81)
Diluted		(0.23)	(1.81)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	4

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2016		16,400.2	110.6	(7,432.1)	512.5	9,591.2
Redemption of restricted shares	15	89.6	(91.9)	2.0		(0.3)
Share issue costs, net of tax		(0.2)				(0.2)
Share-based compensation	22		62.1			62.1
Forfeit of restricted shares	22		(7.9)			(7.9)
Net income (loss)				(124.0)		(124.0)
Dividends ($0.36 per share)				(197.7)		(197.7)
Foreign currency translation adjustment					(160.3)	(160.3)
December 31, 2017		16,489.6	72.9	(7,751.8)	352.2	9,162.9

December 31, 2015		15,693.2	99.3	(6,239.3)	571.8	10,125.0
Issued for cash		650.4				650.4
Issued on capital acquisitions		17.7				17.7
Redemption of restricted shares		58.3	(59.5)	0.2		(1.0)
Share issue costs, net of tax		(19.4)				(19.4)
Share-based compensation			75.4			75.4
Forfeit of restricted shares			(4.6)			(4.6)
Net income (loss)				(932.7)		(932.7)
Dividends ($0.50 per share)				(260.3)		(260.3)
Foreign currency translation adjustment					(59.3)	(59.3)
December 31, 2016		16,400.2	110.6	(7,432.1)	512.5	9,591.2
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$ millions)	Notes	2017	2016
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(124.0)	(932.7)
Items not affecting cash
Other (income) loss	19	(27.8)	6.6
Deferred tax expense (recovery)	21	102.1	(381.3)
Share-based compensation	22	42.2	57.7
Depletion, depreciation, amortization and impairment	7, 9	1,741.4	2,220.1
Accretion	13, 14	30.9	26.2
Unrealized losses on derivatives	18, 24	163.6	706.8
Translation of US dollar long-term debt	20	(255.8)	(79.4)
Other	28	(2.1)	(5.2)
Realized (gain) loss on cross currency swap maturity	20	54.6	(48.6)
Decommissioning expenditures		(25.1)	(16.0)
Change in non-cash working capital	28	18.7	(29.9)
		1,718.7	1,524.3
INVESTING ACTIVITIES
Development capital and other expenditures		(1,854.7)	(1,173.4)
Capital acquisitions	8	(308.1)	(254.5)
Capital dispositions	8	266.1	32.2
Other long-term assets	6	2.2	26.8
Investments		0.1	—
Change in non-cash working capital	28	(65.8)	8.5
		(1,960.2)	(1,360.4)
FINANCING ACTIVITIES	28
Issue of shares, net of issue costs		(2.6)	622.8
Increase (decrease) in bank debt, net		635.9	(485.8)
Repayment of senior guaranteed notes		(90.3)	(66.7)
Realized gain (loss) on cross currency swap maturity	20	(54.6)	48.6
Cash dividends		(197.7)	(260.3)
Change in non-cash working capital	28	0.5	(34.2)
		291.2	(175.6)
Impact of foreign currency on cash balances		(0.7)	0.4
INCREASE (DECREASE) IN CASH		49.0	(11.3)
CASH AT BEGINNING OF YEAR		13.4	24.7
CASH AT END OF YEAR		62.4	13.4
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.3)	(0.4)
Cash interest paid	(159.2)	(158.0)

CRESCENT POINT ENERGY CORP.	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016

1.	STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on February 28, 2018.

2.	BASIS OF PREPARATION

a)	Preparation
These consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of February 28, 2018, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars. Crescent Point's Canadian and U.S. operations are aggregated into one reportable segment based on similar economic characteristics and the similar nature of the assets, products, production processes and customers.

b)	Basis of measurement, functional and presentation currency
The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in Other Comprehensive Income as cumulative translation adjustments.

c)	Use of estimates and judgments
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from exploration and evaluation ("E&E") to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	7

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows including reserve estimates and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

3.	SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.

a)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.
The Company conducts some of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 percent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. The Company does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.

b)	Property, Plant and Equipment
Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any accumulated impairment losses. Development and production assets are accumulated into CGUs and represent the cost of developing the commercial reserves and initiating production.
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized.
Depletion and Depreciation
Development and production costs accumulated within major areas are depleted using the unit-of-production method based on estimated proved plus probable reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable reserves.
Corporate assets are depreciated over the estimated useful lives of the related assets, ranging from 5 to 16 years on a straight-line basis.

CRESCENT POINT ENERGY CORP.	8

Impairment
The carrying amounts of PP&E are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU, adjusted for the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves, exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.
Assets are grouped into CGUs based on the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net income.

c)	Exploration and Evaluation
Exploration and evaluation assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. Exploration and evaluation assets include undeveloped land and any drilling costs thereon.
Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.
Amortization
Undeveloped land classified as E&E is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized but are subject to impairment.
Impairment
Exploration and evaluation assets are reviewed quarterly for indicators of impairment and upon reclassification from E&E to PP&E. Exploration and evaluation assets are tested for impairment at the operating segment level by combining E&E assets with PP&E, adjusted for the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves as described in the PP&E impairment test. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, plus the fair market value of undeveloped land. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate.
Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been, net of amortization, had no impairment been recognized.

d)	Decommissioning Liability
The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.

e)	Reclamation Fund
The Company established a reclamation fund to fund future decommissioning costs and environmental initiatives. Effective January 1, 2017, the Board of Directors approved contributions of $0.35 per barrel of oil equivalent of production. There were no contributions to the fund during 2016. Additional contributions can be made at the discretion of management. Management continued to make contributions to the fund during 2018.

CRESCENT POINT ENERGY CORP.	9

f)	Goodwill
The Company records goodwill relating to business combinations when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, adjusted for the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves as described in the PP&E impairment test, E&E assets and goodwill and comparing this to the recoverable amount. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, plus the fair market value of undeveloped land. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate. Any excess of the carrying amount over the recoverable amount is the impairment amount. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

g)	Share-based Compensation
Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus.
Performance share units ("PSUs") are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the PSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Market performance conditions are factored into the fair value and the best estimate of non-market performance conditions is used to determine an estimate of the number of units that will vest. Fair value is based on the expected cash payment per PSU and the expected number of PSUs to vest, calculated from multipliers based on internal and external performance metrics. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers.
Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the prevailing Crescent Point share price.

h)	Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.
Deferred income tax assets and liabilities are presented as non-current.

i)	Financial Instruments
The Company has early adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial application of January 1, 2010. This standard replaced the current multiple classification and measurement model for non-equity financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the entity’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument.
In addition, the fair value option for financial liabilities was amended. The changes in fair value attributable to a liability’s credit risk will be recorded in other comprehensive income rather than through net income, unless this presentation creates an accounting mismatch. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to net income.
For investments in equity instruments which are not subject to control, joint control, or significant influence, on initial recognition IFRS 9 allows an entity to irrevocably elect classification at “fair value through profit or loss” or “fair value through other comprehensive income”.

CRESCENT POINT ENERGY CORP.	10

Effective January 1, 2013, the Company adopted the amendment to IFRS 9 which presented a new hedge accounting model. The Company does not currently apply hedge accounting. In July 2014, IFRS 9 was further amended to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. This amendment was adopted by the Company on January 1, 2018. See Note 4 - "Changes in Accounting Policies" for additional information regarding future changes in accounting policies.
The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divestiture activities.
Financial derivative instruments
Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.
The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.
The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.
Financial assets and liabilities
Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.
Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.
Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.
For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income.

j)	Business Combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.

k)	Foreign Currency Translation
Foreign operations
The Company has operations in the U.S. transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are restated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. The resulting unrealized gain or loss is included in other comprehensive income.

CRESCENT POINT ENERGY CORP.	11

Foreign transactions
Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are restated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are restated to Canadian dollars using the average exchange rate for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.

l)	Revenue Recognition
Oil and gas revenue includes the sale of crude oil, natural gas and natural gas liquids and is recognized when the risks and rewards of ownership have been substantially transferred.

m)	Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less.

n)	Leases
Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.
Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases within property, plant and equipment.
All of the Company's current leases are treated as operating leases and are recognized in net income on a straight-line basis.

o)	Earnings Per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.

p)	Assets Held for Sale
PP&E and E&E assets are classified as held for sale if it is highly probable their carrying amounts will be recovered through a capital disposition rather than through future operating cash flows. This classification requires that, at the balance sheet date, the Company has been engaged in an active sales process to market the properties at a price approximating their fair value, with a transaction expected to close within one year. Before PP&E and E&E assets are classified as held for sale, they are assessed for indicators of impairment or reversal of previously recorded impairments and are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment charges or recoveries are recognized in net income. Assets held for sale are classified as current assets and are not subject to DD&A. Decommissioning liabilities associated with assets held for sale are classified as current liabilities.
4. CHANGES IN ACCOUNTING POLICIES
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 was adopted by the Company using a modified transaction approach on January 1, 2018. The Company completed the review of its various revenue streams and sales contracts with customers and concluded that the adoption of IFRS 15 will not have a material impact on the consolidated financial statements. The adoption of IFRS 15 will require the Company to expand its disclosures in the notes to the consolidated financial statements, including the disaggregation of revenue streams by product type.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment was adopted by the Company on January 1, 2018. The Company has evaluated the impact of the amendment on the consolidated financial statements and the amendment will not have a material impact on the valuation of its financial assets.

CRESCENT POINT ENERGY CORP.	12

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases, where the Company is acting as a lessee. The adoption of IFRS 16 for lessees eliminates the dual classification model of leases as either operating leases or finance leases, effectively treating almost all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from recognition and will continue to be treated as operating leases. There is no significant impact from the adoption of IFRS 16 for lessors as the dual classification model of leases and the accounting for lessors remains virtually unchanged. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. The standard is required to be adopted either retrospectively or using a modified retrospective approach. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently assessing the standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will have a material impact on the consolidated financial statements.

5.	LONG-TERM INVESTMENTS

($ millions)	2017	2016
Investments in public companies, beginning of year	28.3	22.8
Acquired through capital dispositions	40.2	—
Unrealized gain (loss) recognized in other income (loss)	(3.4)	5.5
Investments in public companies, end of year	65.1	28.3

Investment in private company, beginning of year	7.5	7.5
Unrealized gain (loss) recognized in other income (loss)	—	—
Investment in private company, end of year (1)	7.5	7.5

Long-term investments, end of year	72.6	35.8

(1)
The investment in a private company was previously valued based primarily on recent trading activity in the company’s common shares, which resulted in a Level 2 fair value. At December 31, 2017, the investment was valued based on an estimate of the net asset value of the company’s common shares. Therefore, the fair value was reclassified to Level 3.

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued at each period with the resulting gain or loss recorded in net income. At December 31, 2017, the investments were recorded at a fair value of $65.1 million which was $14.4 million more than the original cost of the investments. At December 31, 2016, the investments were recorded at a fair value of $28.3 million which was $17.7 million more than the original cost of the investments.

b)	Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued at each period with the resulting gain or loss recorded in net income. At December 31, 2017 and December 31, 2016, the investment was recorded at a fair value of $7.5 million which was $17.5 million less than the original cost of the investment. See Note 24 - "Financial Instruments and Derivatives" for additional information regarding the Company's Level 3 investments.

6.	OTHER LONG-TERM ASSETS

($ millions)	2017	2016
Reclamation fund	18.7	22.7
Other receivables	15.8	14.0
Other long-term assets	34.5	36.7

a)	Reclamation fund
The following table reconciles the reclamation fund:

($ millions)	2017	2016
Balance, beginning of year	22.7	49.5
Contributions	22.5	—
Expenditures	(26.5)	(26.8)
Balance, end of year	18.7	22.7

CRESCENT POINT ENERGY CORP.	13

b)	Other receivables
At December 31, 2017, the Company had investment tax credits of $15.8 million (December 31, 2016 - $14.0 million).

7.	EXPLORATION AND EVALUATION ASSETS

($ millions)	2017	2016
Exploration and evaluation assets at cost	2,305.1	2,080.7
Accumulated amortization	(1,670.2)	(1,582.6)
Net carrying amount	634.9	498.1

Reconciliation of movements during the year
Cost, beginning of year	2,080.7	1,961.0
Accumulated amortization, beginning of year	(1,582.6)	(1,420.3)
Net carrying amount, beginning of year	498.1	540.7

Net carrying amount, beginning of year	498.1	540.7
Acquisitions through business combinations, net	116.9	62.9
Additions	729.1	314.8
Dispositions	(12.9)	(0.4)
Transfers to property, plant and equipment	(541.4)	(238.3)
Amortization	(134.3)	(172.5)
Foreign exchange	(20.6)	(9.1)
Net carrying amount, end of year	634.9	498.1
Exploration and evaluation assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At December 31, 2017, $634.9 million remained in E&E assets after $541.4 million was transferred to PP&E following the determination of technical feasibility during the year ended December 31, 2017 (year ended December 31, 2016 - $498.1 million and $238.3 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at December 31, 2017 or December 31, 2016.

8.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the year ended December 31, 2017, the Company incurred $3.7 million (December 31, 2016 - $2.3 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2017 ($112.5 million net disposed PP&E, including $41.4 million related to net disposed decommissioning liability, and $104.0 million net acquired E&E assets). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	14

9.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	2017	2016
Development and production assets	25,881.1	24,846.9
Corporate assets	106.4	102.4
Property, plant and equipment at cost	25,987.5	24,949.3
Accumulated depletion, depreciation and impairment	(11,925.1)	(10,774.4)
Net carrying amount	14,062.4	14,174.9

Reconciliation of movements during the year
Development and production assets
Cost, beginning of year	24,846.9	23,677.4
Accumulated depletion and impairment, beginning of year	(10,735.5)	(8,795.5)
Net carrying amount, beginning of year	14,111.4	14,881.9

Net carrying amount, beginning of year	14,111.4	14,881.9
Acquisitions through business combinations, net	220.2	218.2
Additions	1,211.8	909.5
Dispositions, net	(332.7)	(56.4)
Transfers from exploration and evaluation assets	541.4	238.3
Reclassified as assets held for sale	(26.4)	—
Depletion	(1,394.4)	(1,427.0)
Impairment	(203.6)	(611.4)
Foreign exchange	(123.7)	(41.7)
Net carrying amount, end of year	14,004.0	14,111.4

Cost, end of year	25,881.1	24,846.9
Accumulated depletion and impairment, end of year	(11,877.1)	(10,735.5)
Net carrying amount, end of year	14,004.0	14,111.4

Corporate assets
Cost, beginning of year	102.4	101.5
Accumulated depreciation, beginning of year	(38.9)	(29.7)
Net carrying amount, beginning of year	63.5	71.8

Net carrying amount, beginning of year	63.5	71.8
Additions	4.2	0.9
Depreciation	(9.1)	(9.2)
Foreign exchange	(0.2)	—
Net carrying amount, end of year	58.4	63.5

Cost, end of year	106.4	102.4
Accumulated depreciation, end of year	(48.0)	(38.9)
Net carrying amount, end of year	58.4	63.5
At December 31, 2017, future development costs of $7.00 billion (December 31, 2016 - $6.75 billion) were included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the year ended December 31, 2017 were $50.4 million (year ended December 31, 2016 - $47.9 million), including $12.0 million of share-based compensation costs (year ended December 31, 2016 - $14.3 million).

CRESCENT POINT ENERGY CORP.	15

At December 31, 2017, the Company classified certain non-operated assets in Saskatchewan as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts based on expected consideration to be received and transferred these assets at their carrying amount, with no impairment or recovery recognized.
Impairment test of property, plant and equipment
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, management exercises their judgment in estimating future cash flows for the recoverable amount, being the higher of fair value less costs of disposal and value in use. These key judgments include estimates about recoverable reserves, forecast benchmark commodity prices, royalties, operating costs, capital costs and discount rates. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
2017 Impairment and recovery
For the year ended December 31, 2017, the significant decrease in near-term forecast benchmark commodity prices as compared to December 31, 2016 and the value of the Company's market capitalization as compared to net asset value were indicators of impairment. In addition, the significant changes to U.S. tax legislation in December 2017 including, among other things, a significant decrease to the federal corporate income tax rate, was an indicator of recovery in the U.S. operating segment. As a result, impairment and recovery testing were required and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at December 31, 2017:

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028 (2)
WTI ($US/bbl) (1)	55.00	65.00	70.00	73.00	74.46	75.95	77.47	79.02	80.60	82.21	83.85
Exchange Rate ($US/$Cdn)	0.790	0.820	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850
WTI ($Cdn/bbl)	69.62	79.27	82.35	85.88	87.60	89.35	91.14	92.96	94.82	96.72	98.65
AECO ($Cdn/MMbtu) (1)	2.85	3.11	3.65	3.80	3.95	4.05	4.15	4.25	4.36	4.46	4.57

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2028 to the end of the reserve life. Exchange rates are assumed to be constant at 0.850.
At December 31, 2017, the Company determined that the carrying amount of the Southeast Saskatchewan, Southwest Saskatchewan and Southern Alberta CGUs exceeded their fair value less costs of disposal. In addition, the fair value less costs of disposal of the Northern U.S. and Utah CGUs exceeded their carrying amount. The full amount of the impairments and recoveries were attributed to PP&E and, as a result, net impairment losses of $203.6 million were recorded as a component of depletion, depreciation, amortization and impairment expense.
The following table summarizes the impairment and recovery for the year ended December 31, 2017 by CGU:

CGU ($ millions, except %)	Operating segment	Fair value less costs of disposal	Discount rate	(Impairment) / Recovery	(Impairment) / Recovery, net of tax
Southeast Saskatchewan (1)	Canada	6,946.2	10.25%	(281.7)	(206.1)
Southwest Saskatchewan (1)	Canada	2,412.6	10.25%	(164.1)	(120.0)
Southern Alberta (1)	Canada	1,217.9	11.00%	(109.6)	(80.2)
Northern U.S. (2)	U.S.	976.5	10.50%	87.9	54.6
Utah (2)	U.S.	1,482.4	10.25%	263.9	164.0
Total impairment (3)				(203.6)	(187.7)

(1)
At September 30, 2017, the carrying amount of the Southeast Saskatchewan, Southwest Saskatchewan and Southern Alberta CGUs exceeded their fair value less costs of disposal and impairments were recorded as a component of depletion, depreciation, amortization and impairment expense.

(2)
At September 30, 2017 the fair value less costs of disposal of the Northern U.S. and Utah CGUs exceeded their carrying amount and recoveries were recorded as a component of depletion, depreciation, amortization and impairment expense.

(3)
At December 31, 2017, accumulated after tax impairment losses, net of depletion had no impairment loss been recognized in prior periods for the Canada and U.S. operating segments were $1.74 billion and $144.2 million, respectively.

The impairments in the Southeast Saskatchewan, Southwest Saskatchewan and Southern Alberta CGUs were largely a result of the decrease in near-term forecast benchmark commodity prices and the increase in discount rate reflecting the Company's higher weighted average cost of capital at December 31, 2017 compared to December 31, 2016, partially offset by the positive impact of technical and development reserve additions. The recoveries in the Northern U.S. and Utah CGUs were largely a result of the positive impact of technical and development reserve additions and the positive impact of the changes to U.S. tax legislation, partially offset by the decrease in near-term forecast benchmark commodity prices and the increase in discount rate at December 31, 2017 compared to December 31, 2016.

CRESCENT POINT ENERGY CORP.	16

2016 Impairment and recovery
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at December 31, 2016:

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027 (2)
WTI ($US/bbl) (1)	55.00	65.00	70.00	71.40	72.83	74.28	75.77	77.29	78.83	80.41	82.02
Exchange Rate ($US/$Cdn)	0.780	0.820	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850
WTI ($Cdn/bbl)	70.51	79.27	82.35	84.00	85.68	87.39	89.14	90.93	92.74	94.60	96.49
AECO ($Cdn/MMbtu) (1)	3.44	3.27	3.22	3.91	4.00	4.10	4.19	4.29	4.40	4.50	4.61

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2027 to the end of the reserve life. Exchange rates are assumed to be constant at 0.850.
At December 31, 2016, the Company determined that the carrying amount of the Southeast Saskatchewan and Southwest Saskatchewan CGUs exceeded their fair value less costs of disposal. In addition, the fair value less costs of disposal of the Northern Alberta, Southern Alberta, Northern U.S. and Utah CGUs exceeded their carrying amount. The full amount of the impairments and recoveries were attributed to PP&E and, as a result, net impairment losses of $611.4 million were recorded as a component of depletion, depreciation, amortization and impairment expense.
The following table summarizes the impairment and recovery for the year ended December 31, 2016 by CGU:

CGU ($ millions, except %)	Operating segment	Fair value less costs of disposal	Discount rate	(Impairment) / Recovery	(Impairment) / Recovery, net of tax
Southeast Saskatchewan	Canada	7,321.2	9.75%	(375.1)	(273.8)
Southwest Saskatchewan	Canada	2,498.7	9.75%	(355.2)	(259.3)
Northern Alberta	Canada	48.1	10.25%	10.3	7.5
Southern Alberta	Canada	1,339.1	10.25%	9.8	7.2
Northern U.S.	U.S.	622.6	10.00%	56.6	35.2
Utah	U.S.	938.9	9.75%	42.2	26.2
Total impairment (1)				(611.4)	(457.0)

(1)
At December 31, 2016, accumulated after tax impairment losses, net of depletion had no impairment loss been recognized in prior periods for the Canada and U.S. operating segments were $1.51 billion and $383.2 million, respectively.

The impairments in the Southeast Saskatchewan and Southwest Saskatchewan CGUs were largely a result of the decrease in forecast benchmark commodity prices at December 31, 2016 compared to December 31, 2015, partially offset by the positive impact of development reserve additions, future development capital cost reductions of 12% and 8%, respectively, and improved capital efficiencies. The recoveries in the Northern Alberta, Southern Alberta, Northern U.S. and Utah CGUs were largely a result of the positive impact of technical and development reserve additions, capital and operating cost reductions and improved capital efficiencies, partially offset by the decrease in forecast benchmark commodity prices at December 31, 2016 compared to December 31, 2015. In the Northern U.S. and Utah CGUs, expected future operating costs decreased by 6% and future development capital costs decreased by 8%, respectively. In the Northern Alberta and Southern Alberta CGUs, future development capital costs decreased by 25% and 12%, respectively, and expected future operating costs decreased by 16%, respectively.
Impairment sensitivities
Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at December 31, 2017, with all other variables held constant:

CGU ($ millions)	Discount Rate		Commodity Prices
	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(559.4)	627.7	831.9	(839.6)
Southwest Saskatchewan	(209.6)	235.6	306.0	(305.7)
Southern Alberta	(114.3)	128.1	176.7	(175.8)
Northern U.S.	—	—	—	—
Utah	(103.6)	116.4	174.9	(173.6)
Increase (decrease)	(986.9)	1,107.8	1,489.5	(1,494.7)

CRESCENT POINT ENERGY CORP.	17

The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at December 31, 2016, with all other variables held constant:

CGU ($ millions)	Discount Rate		Commodity Prices
	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(605.4)	666.9	666.9	(891.9)
Southwest Saskatchewan	(222.6)	249.6	311.3	(321.7)
Northern Alberta	—	—	—	—
Southern Alberta	(134.0)	150.1	204.6	(209.7)
Northern U.S.	(58.2)	66.8	96.3	(99.8)
Utah	(76.4)	85.8	129.0	(127.9)
Increase (decrease)	(1,096.6)	1,219.2	1,408.1	(1,651.0)

10.	GOODWILL
At December 31, 2017, the Company had goodwill of $251.9 million (December 31, 2016 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.
Impairment test of goodwill
As a result of the impairment test of goodwill at December 31, 2017 and December 31, 2016, determined based on fair value less costs of disposal, the Company concluded that the estimated recoverable amount exceeded the carrying amount. As such, no goodwill impairment was recorded. The fair value measurement of the recoverable amount of the Canadian operating segment is categorized as Level 3 according to the IFRS 13 fair value hierarchy. Refer to Note 9 - “Property, Plant and Equipment” for a description of the key input estimates and the methodology used in the determination of the estimated recoverable amount related to goodwill.

11.	OTHER CURRENT LIABILITIES

($ millions)	2017	2016
Long-term compensation liability (1)	17.7	—
Lease inducement	3.4	—
Onerous contracts provision	2.9	—
Decommissioning liability	33.7	23.7
Other current liabilities	57.7	23.7

(1)	The current portion of long-term compensation liability relates to the PSU Plan. See Note 22 - "Share-based Compensation" for additional information.

12.	LONG-TERM DEBT
The following table reconciles long-term debt:

($ millions)	2017	2016
Bank debt	2,179.0	1,672.1
Senior guaranteed notes (1)	1,932.0	2,148.6
Long-term debt	4,111.0	3,820.7
Long-term debt due within one year	63.8	90.6
Long-term debt due beyond one year	4,047.2	3,730.1

(1)
The Company entered into cross currency swaps and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At December 31, 2017, the total principal due on the maturity of the senior guaranteed notes was $1.67 billion (December 31, 2016 - $1.74 billion) of which $50.3 million (December 31, 2016 - $68.9 million) was due within one year.

Bank Debt
The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2020. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items including unrealized derivatives, unrealized foreign exchange, equity settled share-based compensation expense and accretion ("adjusted EBITDA").

CRESCENT POINT ENERGY CORP.	18

The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at December 31, 2017.
The Company had letters of credit in the amount of $7.5 million outstanding at December 31, 2017 (December 31, 2016 - $0.5 million).
The Company manages its credit facilities through a combination of bankers' acceptance loans, US dollar LIBOR loans and interest rate swaps.
Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.39 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates, amounts due on maturity and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Principal Due on Maturity (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					2017	2016
US$67.5	5.48%	—	September 24 and March 24	March 24, 2017	—	90.6
US$31.0	4.58%	29.9	October 14 and April 14	April 14, 2018	38.8	41.6
US$20.0	2.65%	20.4	December 12 and June 12	June 12, 2018	25.0	26.9
Cdn$7.0	4.29%	7.0	November 22 and May 22	May 22, 2019	7.0	7.0
US$68.0	3.39%	66.7	November 22 and May 22	May 22, 2019	85.1	91.3
US$155.0	6.03%	158.3	September 24 and March 24	March 24, 2020	194.0	208.1
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	102.7	110.1
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	65.7	70.5
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	250.4	268.5
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	338.0	362.5
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	322.4	345.7
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	287.9	308.9
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	25.0	26.9
Senior guaranteed notes		1,674.2			1,932.0	2,148.6
Senior guaranteed notes due within one year					63.8	90.6
Senior guaranteed notes due beyond one year					1,868.2	2,058.0

(1)
Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount. During the year ended December 31, 2017, $68.9 million (year ended December 31, 2016 - $50.1 million) was repaid on the maturity of senior guaranteed notes.

Concurrent with the issuance of US$1.36 billion senior guaranteed notes, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.44 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See Note 24 - “Financial Instruments and Derivatives” for additional information.

CRESCENT POINT ENERGY CORP.	19

13.	OTHER LONG-TERM LIABILITIES

($ millions)	2017	2016
Long-term compensation liability (1)	5.2	3.7
Lease inducement (2)	40.0	43.6
Onerous contracts provision (3)	8.8	7.3
Other long-term liabilities	54.0	54.6

(1)	Long-term compensation liability relates to the PSU and DSU Plans. See Note 22 - "Share-based Compensation" for additional information.

(2)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.

(3)	Onerous contracts provision is related to the estimated unrecoverable portion of building leases.

14.	DECOMMISSIONING LIABILITY
The following table reconciles the decommissioning liability:

($ millions)	2017	2016
Decommissioning liability, beginning of year	1,314.4	1,255.4
Liabilities incurred	39.9	43.1
Liabilities acquired through capital acquisitions	25.1	23.7
Liabilities disposed through capital dispositions	(66.5)	(10.7)
Liabilities settled	(25.1)	(16.0)
Revaluation of acquired decommissioning liabilities (1)	42.8	36.1
Change in estimated future costs	2.8	(27.1)
Change in discount rate	(7.2)	(14.5)
Accretion expense	30.3	25.9
Reclassified as liabilities associated with assets held for sale	(4.6)	—
Foreign exchange	(7.7)	(1.5)
Decommissioning liability, end of year	1,344.2	1,314.4
Expected to be incurred within one year	33.7	23.7
Expected to be incurred beyond one year	1,310.5	1,290.7

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

The total future decommissioning liability was estimated by management based on the Company’s net ownership in all wells and facilities. This includes all estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total decommissioning liability to be $1.34 billion at December 31, 2017 (December 31, 2016 - $1.31 billion) based on total estimated undiscounted cash flows to settle the obligation of $1.41 billion (December 31, 2016 - $1.37 billion). These obligations are expected to be settled through 2051, with the majority expected after 2036. Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk free rate of approximately 2.25 percent and an inflation rate of 2 percent (December 31, 2016 - approximately 2.25 percent and 2 percent, respectively).

15.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	2017		2016
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of year	541,742,592	16,656.1	504,935,930	15,929.7
Issued for cash	—	—	33,700,000	650.4
Issued on capital acquisitions	—	—	890,648	17.7
Issued on redemption of restricted shares (1)	4,051,792	89.6	2,216,014	58.3
Common shares, end of year	545,794,384	16,745.7	541,742,592	16,656.1
Cumulative share issue costs, net of tax	—	(256.1)	—	(255.9)
Total shareholders’ capital, end of year	545,794,384	16,489.6	541,742,592	16,400.2

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

CRESCENT POINT ENERGY CORP.	20

16.	DEFICIT

($ millions)	2017	2016
Accumulated earnings (deficit)	(363.7)	(239.7)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	12.1	10.1
Accumulated dividends	(7,408.6)	(7,210.9)
Deficit	(7,751.8)	(7,432.1)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

17.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and adjusted working capital. The balance of each of these items is as follows:

($ millions)	2017	2016
Long-term debt	4,111.0	3,820.7
Adjusted working capital deficiency (1)	133.3	277.0
Unrealized foreign exchange on translation of US dollar long-term debt	(219.4)	(420.6)
Net debt	4,024.9	3,677.1
Shareholders’ equity	9,162.9	9,591.2
Total capitalization	13,187.8	13,268.3

(1)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and pay dividends. The Company seeks to maximize stakeholder value through its total return strategy of long-term growth plus dividend income.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Adjusted funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2017 was 2.3 times (December 31, 2016 - 2.3 times). The adjusted funds flow from operations only reflects adjusted funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to fund its capital expenditures, decommissioning expenditures and dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program. Unless otherwise approved by the Board of Directors, the Company can hedge benchmark prices on up to 65 percent of after royalty volumes using a portfolio of swaps, collars and put option instruments and can hedge price differentials on up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts. See Note 24 - "Financial Instruments and Derivatives" for additional information regarding the Company's derivative contracts.
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at December 31, 2017. See Note 12 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

18.	DERIVATIVE LOSSES

($ millions)	2017	2016
Realized gains	101.2	468.7
Unrealized losses	(163.6)	(706.8)
Derivative losses	(62.4)	(238.1)

CRESCENT POINT ENERGY CORP.	21

19.	OTHER INCOME (LOSS)

($ millions)	2017	2016
Unrealized gain (loss) on long-term investments	(3.4)	5.5
Gain (loss) on capital dispositions	31.1	(15.3)
Other gain	0.1	3.2
Other income (loss)	27.8	(6.6)

20.	FOREIGN EXCHANGE GAIN

($ millions)	2017	2016
Realized gain (loss)
CCS - US dollar long-term debt maturities and interest payments	(39.3)	57.7
US dollar long-term debt maturities	54.6	(52.4)
Other	(0.6)	(2.5)
Unrealized gain (loss)
Translation of US dollar long-term debt	201.2	128.0
Other	(0.2)	0.5
Foreign exchange gain	215.7	131.3

21.	INCOME TAXES
The provision for income taxes is as follows:

($ millions)	2017	2016
Current tax:
Canada	(1.9)	—
Luxembourg	0.2	0.2
Current tax expense (recovery)	(1.7)	0.2
Deferred tax:
Canada	(99.2)	(336.4)
United States	201.3	(44.9)
Deferred tax expense (recovery)	102.1	(381.3)
Income tax expense (recovery)	100.4	(381.1)
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($ millions)	2017	2016
Net income (loss) before tax	(23.6)	(1,313.8)
Statutory income tax rate	26.85%	27.00%
Expected provision for income taxes	(6.3)	(354.7)
Effect of change in corporate tax rates	106.9	—
Effect of tax rates in foreign jurisdictions	22.9	(14.6)
Effect of restricted share bonus plan	(2.7)	6.9
Effect of change in recognition of deferred tax assets	(14.7)	(24.9)
Effect of non-taxable capital (gains) losses	(1.1)	(2.1)
Other	(4.6)	8.3
Income tax recovery	100.4	(381.1)
The statutory combined federal and provincial income tax rate decreased from 27% in 2016 to 26.85% in 2017, primarily due to the decrease in the Saskatchewan corporate tax rate from 12% to 11.5%, effective July 1, 2017. The Saskatchewan corporate tax rate was subsequently changed back to 12% effective January 1, 2018.
On December 22, 2017, the United States government enacted the Tax Cuts and Jobs Act which implemented significant changes to the U.S. tax legislation including, among other changes, a decrease to the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result, the Company reduced its deferred income tax asset by $107.5 million and recognized a corresponding deferred income tax expense.

CRESCENT POINT ENERGY CORP.	22

The composition of net deferred income tax liabilities is as follows:

($ millions)	2017	2016
Deferred income tax assets	192.8	422.4
Deferred income tax liabilities	(550.6)	(651.5)
Net deferred income tax liabilities	(357.8)	(229.1)
The net deferred income tax liabilities are expected to be settled in the following periods:

($ millions)	2017	2016
Deferred income tax:
To be settled within one year	29.1	(9.4)
To be settled beyond one year	(386.9)	(219.7)
Deferred income tax	(357.8)	(229.1)
The movement in deferred income tax assets (liabilities) are as follows:

($ millions)	At January 1, 2017	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2017
Deferred income tax assets:
Decommissioning liability	361.8	—	(0.5)	361.3
Income tax losses carried forward	632.4	—	17.1	649.5
Debt financing costs	4.8	—	(4.8)	—
Share issue costs	15.3	0.1	(5.2)	10.2
Risk management contracts	18.3	—	15.2	33.5
Other	16.6	(26.7)	32.3	22.2
	1,049.2	(26.6)	54.1	1,076.7
Deferred income tax liabilities:
Property, plant and equipment	(1,286.7)	—	(130.8)	(1,417.5)
Risk management contracts	8.4	—	(25.4)	(17.0)
	(1,278.3)	—	(156.2)	(1,434.5)
Net deferred income tax liabilities	(229.1)	(26.6)	(102.1)	(357.8)

($ millions)	At January 1, 2016	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2016
Deferred income tax assets:
Decommissioning liability	344.8	—	17.0	361.8
Income tax losses carried forward	401.9	—	230.5	632.4
Debt financing costs	13.1	—	(8.3)	4.8
Share issue costs	17.7	7.2	(9.6)	15.3
Risk management contracts	0.6	—	17.7	18.3
Other	17.6	(10.8)	9.8	16.6
	795.7	(3.6)	257.1	1,049.2
Deferred income tax liabilities:
Property, plant and equipment	(1,212.7)	—	(74.0)	(1,286.7)
Timing of partnership items	(54.8)	—	54.8	—
Risk management contracts	(135.0)	—	143.4	8.4
	(1,402.5)	—	124.2	(1,278.3)
Net deferred income tax liabilities	(606.8)	(3.6)	381.3	(229.1)

CRESCENT POINT ENERGY CORP.	23

The approximate amounts of tax pools available as at December 31, 2017 and 2016 are as follows:

($ millions)	2017	2016
Tax pools:
Canada	8,746.2	9,054.1
United States	3,287.6	2,952.9
Total	12,033.8	12,007.0
The above tax pools include estimated Canadian non-capital losses carried forward of $1.40 billion (December 31, 2016 - $1.10 billion) that expire in the years 2026 through 2037, and U.S. net operating losses of $1.20 billion (December 31, 2016 - $1.03 billion) which expire in the years 2024 through 2037. A deferred income tax asset has not been recognized for U.S. net operating losses of $82.3 million (December 31, 2016 - $136.8 million) or for other temporary differences of $33.2 million (December 31, 2016 - $33.2 million) as there is not sufficient certainty regarding future utilization.
A deferred tax asset has not been recognized in respect of certain unrealized capital losses and capital losses carried forward for Canadian tax purposes in the amount of $1.2 million. Recognition is dependent on the realization of future taxable capital gains.
A deferred tax asset has not been recognized in respect of temporary differences associated with investments in subsidiaries as it is not likely that the temporary differences will reverse in the foreseeable future. The deductible temporary differences associated with investments in subsidiaries is approximately $555.2 million (December 31, 2016 - $648.7 million).
The Company received notices of reassessment from the Canada Revenue Agency in 2014 and 2015 disallowing $149.3 million of tax pools and $12.6 million of investment tax credits relating to an acquired entity. The Company has filed notices of objections in response to these reassessments and management believes that it will be successful in defending its positions. Therefore, no provision for the potential income tax liability was recorded at December 31, 2017 and December 31, 2016.

22.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Performance Share Unit Plan
In April 2017, the Company approved a PSU Plan for designated employees. The PSUs vest on terms up to three years from the grant date as determined by the Board of Directors. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers. The Company granted 4,460,046 PSUs in the year ended December 31, 2017 (year ended December 31, 2016 - nil).
Deferred Share Unit Plan
The Company has a DSU Plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. DSUs are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2017:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	5,188,358	204,653
Granted	3,424,610	70,609
Redeemed	(4,195,754)	(45,792)
Forfeited	(235,162)	—
Modified to PSUs	(593,028)	—
Balance, end of year	3,589,024	229,470
The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2016:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	3,960,363	153,283
Granted	3,930,449	51,370
Redeemed	(2,280,626)	—
Forfeited	(421,828)	—
Balance, end of year	5,188,358	204,653

CRESCENT POINT ENERGY CORP.	24

For the year ended December 31, 2017, the Company calculated total share-based compensation of $74.0 million (year ended December 31, 2016 - $72.0 million), net of estimated forfeitures, of which $12.0 million was capitalized (year ended December 31, 2016 - $14.3 million).
At December 31, 2017, the current portion of long-term compensation liability of $17.7 million was included in other current liabilities (December 31, 2016 - nil) and $5.2 million was included in other long-term liabilities (December 31, 2016 - $3.7 million).

23.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	2017	2016
Weighted average shares – basic	545,162,580	516,336,121
Dilutive impact of restricted shares	—	—
Weighted average shares – diluted (1)	545,162,580	516,336,121

(1)	Excludes the impact of 1,603,575 weighted average shares related to restricted shares that were anti-dilutive for the year ended December 31, 2017 (year ended December 31, 2016 - 2,954,564).

24.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of the investment in a private company is based primarily on an estimate of the net asset value of the relevant company's common shares. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 5 - "Long-term Investments" for changes in the Company's Level 3 investments.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

CRESCENT POINT ENERGY CORP.	25

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2017:

	2017 Carrying Value	2017 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	282.7	282.7	—	282.7	—
Long-term investments (1)	72.6	72.6	65.1	—	7.5
	355.3	355.3	65.1	282.7	7.5
Financial liabilities
Derivatives	123.9	123.9	—	123.9	—
Senior guaranteed notes (2)	1,932.0	1,951.3	—	1,951.3	—
	2,055.9	2,075.2	—	2,075.2	—

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2016:

	2016 Carrying Value	2016 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	389.4	389.4	—	389.4	—
Long-term investments (1)	35.8	35.8	28.3	7.5	—
	425.2	425.2	28.3	396.9	—
Financial liabilities
Derivatives	67.7	67.7	—	67.7	—
Senior guaranteed notes (2)	2,148.6	2,119.2	—	2,119.2	—
	2,216.3	2,186.9	—	2,186.9	—

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at December 31, 2017 and the change in fair value for the year ended December 31, 2017:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	(60.6)	2.1	373.3	6.9	321.7
Unrealized change in fair value	6.1	7.4	(175.3)	(1.8)	(163.6)
Foreign exchange	0.7	—	—	—	0.7
Derivative assets / (liabilities), end of year	(53.8)	9.5	198.0	5.1	158.8

Derivative assets, end of year	23.2	9.5	244.9	5.1	282.7
Derivative liabilities, end of year	(77.0)	—	(46.9)	—	(123.9)

(1)	Includes oil, gas and power contracts.

CRESCENT POINT ENERGY CORP.	26

The following table summarizes the fair value as at December 31, 2016 and the change in fair value for the year ended December 31, 2016:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	527.3	(0.4)	493.7	7.9	1,028.5
Unrealized change in fair value	(587.9)	2.5	(120.4)	(1.0)	(706.8)
Derivative assets / (liabilities), end of year	(60.6)	2.1	373.3	6.9	321.7

Derivative assets, end of year	6.1	2.9	373.5	6.9	389.4
Derivative liabilities, end of year	(66.7)	(0.8)	(0.2)	—	(67.7)

(1)	Includes oil, gas and power contracts.
Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at December 31, 2017 and December 31, 2016:

	2017			2016
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	283.5	(124.7)	158.8	400.7	(79.0)	321.7
Amount offset	(0.8)	0.8	—	(11.3)	11.3	—
Net amount	282.7	(123.9)	158.8	389.4	(67.7)	321.7

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps to manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at December 31, 2017, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 13,600 bbl/d of liquids for calendar 2018, 8,600 bbl/d of liquids for calendar 2019, 5,000 bbl/d of crude oil for calendar 2020 and 2021 and 2,000 bbl/d of crude oil for calendar 2022 to 2028.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company enters into swaps or fixed price physical delivery contracts which fix the power price.

CRESCENT POINT ENERGY CORP.	27

The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at December 31, 2017 and December 31, 2016 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes a 10 percent near-term volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2017		Year ended December 31, 2016
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(150.9)	139.4	(120.1)	113.9
Natural gas	(2.9)	2.9	(9.6)	9.6
Power	—	—	0.1	(0.1)
Differential
Crude oil	—	—	0.3	(0.3)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position as at December 31, 2017, a 1% increase or decrease in the interest rate on floating rate debt would amount to an annualized impact on income before tax of $17.8 million (December 31, 2016 - $12.7 million).
The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at December 31, 2017 and December 31, 2016 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2017		Year ended December 31, 2016
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	1.9	(1.9)	1.5	(1.5)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the United States, fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at December 31, 2017 and December 31, 2016 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Year ended December 31, 2017		Year ended December 31, 2016
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	390.1	(390.1)	357.0	(357.0)
Cross currency swaps	Forward	(402.5)	402.5	(375.3)	375.3
Foreign exchange swaps	Forward	(3.7)	3.7	(5.9)	5.9

CRESCENT POINT ENERGY CORP.	28

Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 95% of the Company's oil and gas sales are with entities considered investment grade.
The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
At December 31, 2017, approximately 4 percent (December 31, 2016 - 3 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company considers the entire balance to be collectible.
Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2017 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	613.3	—	—	—	613.3
Dividends payable	16.8	—	—	—	16.8
Derivative liabilities (1)	55.6	2.5	—	—	58.1
Senior guaranteed notes (2)	126.0	371.1	512.0	1,048.9	2,058.0
Bank credit facilities (3)	98.3	2,316.7	—	—	2,415.0

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swap.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2017. The current maturity date of the Company's facilities is June 10, 2020. The Company expects that the facilities will continue to be renewed and extended prior to their maturity dates.

The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2016 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	647.2	—	—	—	647.2
Dividends payable	16.3	—	—	—	16.3
Derivative liabilities (1)	55.9	1.9	—	—	57.8
Senior guaranteed notes (2)	148.0	272.9	466.4	1,319.2	2,206.5
Bank credit facilities (3)	62.8	1,762.7	—	—	1,825.5

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swap.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)	These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2016.
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At December 31, 2017, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.47 billion, including $7.5 million letters of credit drawn on the facility, and cash of $62.4 million.

CRESCENT POINT ENERGY CORP.	29

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, interest rate, cross currency, foreign exchange and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at December 31, 2017:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
		Swap	Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2018	41,767	72.11	75.63	68.40	59.63
2019 January - June	5,729	70.57	70.51	62.23	54.00

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Derivative Contracts – US Dollar (1)
		Three-way Collar
Term	Volume (bbls/d)	Average Sold Call Price (US$/bbl)	Average Bought Put Price (US$/bbl)	Average Sold Put Price (US$/bbl)
2018	14,000	55.80	49.66	43.00
2019 January - June	8,972	56.01	49.89	43.00

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2018	33,973	2.83
2019	19,948	2.71

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Rate (%)
Term	Contract
January 2018 - September 2018	Swap	50.0	0.90
January 2018 - September 2018	Swap	50.0	0.87
January 2018 - August 2020	Swap	50.0	1.16
January 2018 - August 2020	Swap	50.0	1.16
January 2018 - August 2020	Swap	100.0	1.15
January 2018 - September 2020	Swap	50.0	1.14
January 2018 - September 2020	Swap	50.0	1.11

CRESCENT POINT ENERGY CORP.	30

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
January 2018	Swap	200.0	3.42	252.8	3.12
January 2018	Swap	200.0	3.42	253.0	3.12
January 2018	Swap	100.0	3.42	126.4	3.11
January 2018	Swap	250.0	3.45	319.3	3.00
January 2018	Swap	250.0	3.45	319.3	2.99
January 2018	Swap	95.0	3.45	121.2	3.00
January 2018	Swap	100.0	3.45	127.6	3.03
January 2018	Swap	140.0	3.45	178.9	2.99
January 2018	Swap	295.0	3.58	379.4	2.68
January 2018	Swap	100.0	3.58	128.6	2.77
January 2018 - April 2018	Swap	31.0	4.58	29.9	5.32
January 2018 - June 2018	Swap	20.0	2.65	20.4	3.52
January 2018 - May 2019	Swap	68.0	3.39	66.7	4.53
January 2018 - March 2020	Swap	155.0	6.03	158.3	6.45
January 2018 - April 2021	Swap	82.0	5.13	79.0	5.83
January 2018 - June 2021	Swap	52.5	3.29	56.3	3.59
January 2018 - May 2022	Swap	170.0	4.00	166.9	5.03
January 2018 - June 2023	Swap	270.0	3.78	274.7	4.32
January 2018 - June 2024	Swap	257.5	3.75	276.4	4.03
January 2018 - April 2025	Swap	230.0	4.08	291.1	4.13
January 2018 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
May 2022	Swap	30.0	32.2

25.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2017, Crescent Point recorded $12.9 million (year ended December 31, 2016 - $6.2 million) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success including the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and competitive pricing.
Compensation of Key Management Personnel
Key management personnel of the Company consists of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan and PSU Plan. The compensation relating to key management personnel for the year ended December 31, 2017 recorded as general and administrative expenses was $7.5 million (year ended December 31, 2016 - $9.1 million) and share-based compensation costs were $21.7 million (year December 31, 2016 - $20.9 million).

CRESCENT POINT ENERGY CORP.	31

26.	COMMITMENTS
At December 31, 2017, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	30.2	53.1	52.1	217.0	352.4
Transportation commitments	17.8	29.6	22.9	37.4	107.7
Total contractual commitments	48.0	82.7	75.0	254.4	460.1

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $50.6 million.
At December 31, 2016, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	33.2	58.3	60.3	251.5	403.3
Transportation commitments	15.4	27.2	24.2	48.9	115.7
Total contractual commitments	48.6	85.5	84.5	300.4	519.0

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $48.3 million.
27.SIGNIFICANT SUBSIDIARIES
The Company has the following significant subsidiaries, each owned 100% directly and indirectly, at December 31, 2017:

Subsidiary Name	Country of Incorporation
Crescent Point Resources Partnership	Canada
Crescent Point Holdings Inc.	Canada
Crescent Point Energy U.S. Corp.	United States of America
Crescent Point U.S. Holdings Corp.	United States of America
Crescent Point Energy Lux S.à r.l.	Luxembourg

CRESCENT POINT ENERGY CORP.	32

28. SUPPLEMENTAL DISCLOSURES
Comprehensive Income Statement Presentation
The Company’s statements of comprehensive income are prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($ millions)	2017	2016
Operating	92.9	82.8
General and administrative	69.6	67.6
Share-based compensation	62.0	57.7
Total compensation expenses	224.5	208.1
Cash Flow Statement Presentation

($ millions)	2017	2016
Operating activities
Changes in non-cash working capital:
Accounts receivable	(21.6)	(9.7)
Prepaids and deposits	0.9	(0.3)
Accounts payable and accrued liabilities	13.9	(19.9)
Other current liabilities	24.0	—
Other long-term liabilities	1.5	—
	18.7	(29.9)
Investing activities
Changes in non-cash working capital:
Accounts receivable	(26.0)	(0.3)
Accounts payable and accrued liabilities	(39.8)	8.8
	(65.8)	8.5
Financing activities
Changes in non-cash working capital:
Dividends payable	0.5	(34.2)

($ millions)	2017	2016
Other
Lease inducement	(3.6)	(3.6)
Onerous contract provision	2.2	(1.6)
Translation of US dollar derivatives	(0.7)	—
	(2.1)	(5.2)

CRESCENT POINT ENERGY CORP.	33

Supplementary Financing Cash Flow Information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Current portion of long-term debt	Long-term debt	Shareholders' capital
December 31, 2016	16.3	90.6	3,730.1	16,400.2
Changes from cash flow from financing activities:
Redemption of restricted shares				(2.3)
Share issue costs				(0.3)
Increase in bank debt, net			635.9
Repayment of senior guaranteed notes		(90.3)
Realized gain (loss) on cross currency swap maturity		21.4	(76.0)
Cash dividends paid	(197.2)
Non-cash changes:
Redemption of restricted shares				91.9
Deferred taxes on share issue costs				0.1
Reclassified to current		68.3	(68.3)
Cash dividends declared	197.7
Foreign exchange		(26.2)	(174.5)
December 31, 2017	16.8	63.8	4,047.2	16,489.6

December 31, 2015	50.5	72.0	4,380.0	15,693.2
Changes from cash flow from financing activities:
Shares issued for cash				650.4
Redemption of restricted shares				(1.1)
Share issue costs				(26.5)
Decrease in bank debt, net			(485.8)
Repayment of senior guaranteed notes		(66.7)
Realized gain on cross currency swap maturity		16.6	32.0
Cash dividends paid	(294.5)
Non-cash changes:
Shares issued on capital acquisitions				17.7
Redemption of restricted shares				59.4
Deferred taxes on share issue costs				7.1
Reclassified to current		91.3	(91.3)
Cash dividends declared	260.3
Foreign exchange		(22.6)	(104.8)
December 31, 2016	16.3	90.6	3,730.1	16,400.2
29. GEOGRAPHICAL DISCLOSURE
As at December 31, 2017, Crescent Point's non-current assets related to the U.S. foreign operations was $2.74 billion (December 31, 2016 - $2.19 billion). For the year ended December 31, 2017, Crescent Point's oil and gas revenue related to the U.S. foreign operations was $373.1 million (year ended December 31, 2016 - $213.9 million).

CRESCENT POINT ENERGY CORP.	34

Directors
Peter Bannister, Chairman (3) (4)
Rene Amirault (4)
Laura Cillis (1) (2)
Hugh Gillard (5)
Ted Goldthorpe (1) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson (1) (2)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Derek Christie
Senior Vice President, Exploration and Geosciences
Tamara MacDonald
Senior Vice President, Corporate and Business Development
Brad Borggard
Vice President, Corporate Planning and Investor Relations
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Brad Borggard
Vice President, Corporate Planning and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	35